U.S. SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                         SCHEDULE 13D

                         UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                   (AMENDMENT NO.     )

                                   SYCONET.COM, INC.

                                     COMMON STOCK

                                      87122R 10 0
                                     (CUSIP NUMBER)


                            2240 Shelter Island Dr., Suite 202
                                 San Diego, CA  92106


                   (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                   September 17, 2001

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or
(g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification Nos.
of Above Persons (entities only):  FOUR WAY ASSOCIATES, INC.

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)________________________________________________________________
(b)________________________________________________________________

3.  SEC Use Only:
___________________________________________________________________

4.  Source of Funds (See Instructions):  OO
___________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
___________________________________________________________________

6.  Citizenship or Place of Organization:  Bahamas Corporation
___________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:
_____________________________________________________________________

8.  Shared Voting Power:
_____________________________________________________________________

9.  Sole Dispositive Power:  10,000,000
_____________________________________________________________________

10. Shared Dispositive Power:
_____________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  10,000,000
_____________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________

13. Percent of Class Represented by Amount in Row (11):  6.51%
_____________________________________________________________________

14.  Type of Reporting Person:  CORPORATION
_____________________________________________________________________

15.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________
_____________________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

Syconet.com, Inc.
Common Stock, $.001 par value
2240 Shelter Island Dr., Suite 202
San Diego, CA  92106

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name:  Four Way Associates, Inc.
(b)  Address:  PO Box N-4800, Nassau, Bahamas
(c)  Investment
(d)  None
(e)  No
(f)  Bahamas Corporation

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Four Way Associates agreed to loan monies to the Issuer which allowed for the principal to be converted into 10,000,000 shares of common stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

(a) The purpose of this transaction was to enable the Issuer to obtain a loan and to convert the principal amount to common stock of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Four Way Associates, Inc. acquired 10,000,000 of common shares of the Issuer on September 17, 2001. After Four Way Associates, Inc.'s acquisition of the aforementioned shares of the Issuer, such amount represented 6.51% of the total and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


 Date:  October 9, 2002                 /s/Gary Fox, President of Four Way
                                        Associates, Inc.